

February 19, 2013

<u>Via Email</u>
Mr. Mohan R. Maheswaran
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

  Re: **Semtech Corporation**
     Form 10-K for the Fiscal Year Ended January 29, 2012
     Filed March 29, 2012
     File No.: 001-06395

Dear Mr. Maheswaran:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin L. Vaughn

          Kevin L. Vaughn
          Accounting Branch Chief